#

SCHEDULE “I”

RADIUS FAIRNESS OPINION

A FAIRNESS OPINION REGARDING THE

PROPOSED AMALGAMATION OF

RADIUS EXPLORATIONS LTD.

AND

PILAGOLD INC.

MARCH 2004

          PREPARED BY:  ROSS GLANVILLE & ASSOCIATES LTD.

                                               7513 PANDORA DRIVE, BURNABY, B.C.,

                                               CANADA, V5A 3W1   (604-291-6731)

                                               glanville@telus.net

TABLE OF CONTENTS

1.0   EXECUTIVE SUMMARY

2.0   INTRODUCTION AND TERMS OF REFERENCE

          2.1    ENGAGEMENT TERMS

            2.2    CREDENTIALS OF GLANVILLE

            2.3    SCOPE OF REVIEW

            2.4    KEY ASSUMPTIONS AND LIMITATIONS

3.0   PROPOSED AMALGAMATION

4.0   RADIUS EXPLORATIONS LTD.

4.1    OVERVIEW OF RADIUS

4.2    MINERAL PROPERTIES IN GUATEMALA

4.2.1     TAMBOR

4.2.2     MARIMBA

4.2.3     HOLLY/BANDERAS

4.2.4     OTHER PROPERTIES

4.3    MINERAL PROPERTIES IN NICARAGUA

4.3.1     BRISAS

4.3.2     PARASKA

4.3.3     JUIGALPA

4.3.4     OTHER PROPERTIES

4.4    WORKING CAPITAL

4.5    CASH FROM EXERCISE OF OPTIONS AND WARRANTS

4.6    TSX VENTURE EXCHANGE LISTING

4.7    INCOME TAX POOLS

           4.8    RADIUS SHARE TRADING HISTORY

5.0   PILAGOLD INC.

            5.1    OVERVIEW OF PILAGOLD

5.2    MINERAL PROPERTIES IN GUATEMALA

5.3     MINERAL PROPERTIES IN NICARAGUA

5.3.1     KUIKUINITA

5.3.2     MENA OPTION

            5.4    MINERAL PROPERTY IN THE DOMINICAN REPUBLIC

5.5    WORKING CAPITAL

5.6    CASH FROM EXERCISE OF OPTIONS AND WARRANTS

           5.7    TSX VENTURE EXCHANGE LISTING

5.8    INCOME TAX POOLS

5.9    PILAGOLD SHARE TRADING HISTORY

6.0    RELATIVE VALUES OF MINERAL PROPERTIES

7.0    RELATIVE VALUES PER SHARE

8.0    DEFINITION OF FAIRNESS

9.0    FAIRNESS CONSIDERATIONS

10.0  FAIRNESS OPINION

11.0  CERTIFICATE OF ROSS GLANVILLE

1.0      EXECUTIVE SUMMARY

Ross Glanville & Associates Ltd. (“Glanville”) has been retained by the Board of Directors of Radius Explorations Ltd. (“Radius”) to determine the fairness to the shareholders of Radius of the proposed amalgamation (“Amalgamation”) of Radius and PilaGold Inc. (“PilaGold”). In order to provide the Fairness Opinion, Glanville reviewed the relative share trading price (and volume) histories, and determined relative values of the mineral exploration properties, among other things.

Radius and PilaGold have agreed, subject to the satisfaction of certain conditions, to amalgamate and continue as one company, Amalco, pursuant to the provisions of the Business Corporations Act. The Amalgamation Agreement provides that the holders of Radius Shares shall receive one (1) Amalco Share for every one (1) Radius Share held, and PilaGold Shareholders shall receive one (1) Amalco Share for every two and one-quarter (2.25) PilaGold Shares held. Amalco is to be named Radius Gold Inc. (“Radius Gold”), and the Board of Directors would consist of a combination of the existing directors of Radius and PilaGold.

Radius is a natural resources company engaged in the investigation, acquisition, evaluation, and exploration of mineral properties in Central America. Its common shares are listed for trading on the TSX Venture Exchange (trading symbol “RDU”). As at the end of February 2004, there were almost 39.8 million shares issued (and almost 49 million fully diluted1), with the trading prices in 2004 (up to the time of the announcement of the proposed amalgamation) ranging from $1.22 to $1.60 per share. The major assets of Radius consist of its gold properties in Guatemala and Nicaragua and working capital (mostly cash); although it has other assets, including a TSX Venture Exchange Listing, income tax pools, and some capital assets. Additional cash would be generated upon the exercise of options and/or warrants.

PilaGold is a natural resources company engaged in the investigation, acquisition, evaluation, and exploration of mineral properties in Central America. Its common shares are listed for trading on the TSX Venture Exchange (trading symbol “PRI”). As at the end of February 2004, there were approximately 23.1 million shares issued (and almost 29.4 million fully diluted2), with trading prices in 2004 (up to the time of the announcement of the proposed amalgamation) ranging from $0.60 to $1.12 per share. The major assets of PilaGold consist of its gold properties in Guatemala and Nicaragua and working capital (mostly cash); although it has other assets, including a TSX Venture Exchange Listing, income tax pools, and minor capital assets. Additional cash would be generated upon the exercise of options and/or warrants.

In Guatemala, Radius owns 100% of the Tambor Gold Project3 (over 65,000 hectares), 100% of the 25,000 hectare Marimba Project (subject to PilaGold’s option to earn a 60% interest by spending Cdn$2.5 million over three years), 100% of the 24,000 hectare Holly/Banderas Project (subject to PilaGold’s option to earn a 60% interest by spending Cdn$4.0 million over three years), and 100% of other properties in Eastern Guatemala (applications covering an area of approximately 145,000 hectares). PilaGold’s only interests in Guatemala are the foregoing options to earn interests in the Marimba and the Holly/Banderas Projects owned by Radius.

In Nicaragua, Radius owns 100% interests in a number of projects (including Brisas, Paraska, Juigalpa, and others), covering a total area of over 840,000 hectares. PilaGold has the option to earn a 70% in the Kuikuinita Project (41,300 hectares) by spending US$2.0 million over three years (and making cash payments), and the option to earn 70% interests in each of three projects (with a total area of about 71,000 hectares) by making cash payments to the owner and by spending US$2.0 million over three on each of the three projects. PilaGold also has an early stage gold exploration property in the Dominican Republic.

The closing share trading prices of Radius and PilaGold on February 27, 2004 (the last trades prior to the announcement of the proposed amalgamation on March 3, 20044) were $1.49 and $0.68 per share, respectively, indicating a share exchange ratio of about 2.2 shares of PilaGold and 1.0 shares of Radius for each 1.0 share of Radius Gold. In addition to the relative closing share prices, Glanville considered a number of other factors related to the relative values of the mineral properties, including those set out below:

-

the only property with a substantial gold resource is the Tambor property, which is 100% owned by Radius

-

Radius owns 100% of the Marimba Project, subject to a 60% earn-in option by

PilaGold. However, PilaGold has only spent about $1.15 million of the required $2.5 million to earn the interest

-

Radius owns 100% of the Holly/Banderas Project, subject to a 60% earn-in option by PilaGold. However, PilaGold has only spent about $550,000 of the required $4.0 million to earn the interest.

-

Radius has significant additional property positions (applications) in Guatemala,

while PilaGold only has the options to earn interests in Marimba and Holly/Banderas

-

Radius has about 7.5 times the property area than does PilaGold in Nicaragua; but, more importantly, Radius owns 100% interests in its properties, while PilaGold must make substantial payments (about US$300,000 per property) and incur significant exploration expenditures (US$2.0 million) on each of its properties to earn 70% interests. Since PilaGold has spent only a fraction of the required US$2.0 million (about Cdn$2.7 million) on each of the properties5, its net beneficial interests would be considerably less than 50%

-

Radius has spent significantly more on exploration in Central America than has

PilaGold.

-

Gold Fields spent about US$3.25 million on the Tambor Project prior to Radius’

           acquisition of Gold Fields’ interest for 1.3 million shares of Radius (Gold Fields was required to spend US$5.0 million on exploration to earn a 55% interest, so it had not earned any interest at the time of acquisition by Radius).

     -    PilaGold’s exploration properties are at a relatively early stage of exploration

As a result of the foregoing analysis, the difficulty in determining values of exploration projects, and other considerations as set out below, it is Glanville’s opinion that the proposed terms of Amalgamation are fair and reasonable, from a financial point of view, to the shareholders of Radius. However, Glanville expresses no opinion as to the expected trading price of the shares of Radius Gold if the proposed transaction is completed. Moreover, this Fairness Opinion does not constitute a recommendation to buy or sell the shares of Radius or PilaGold.

In addition to the foregoing, Glanville considered a number of other factors, some of which are summarized below:

-

the advantages of consolidation of the landholdings of Radius and PilaGold in Guatemala and Nicaragua

     -    the ownership dilution implications of the transaction

-

the number and exercise prices of the options and warrants of each of the companies

     -    the technical and financial expertise of the proposed management and board of directors of the combined company

     -    the size and financial strength of the combined company

     -    the elimination of the overhead (including legal, accounting, office expenses, and administrative and management fees) required for managing two separate companies

-    the elimination of the duplication of stock exchange filings

     -    the removal of some of the potential conflicts of interest related to officers and/or directors of Radius and PilaGold

     -    the expected increased liquidity for the shareholders of Radius and PilaGold

-

the recent volumes and trading ranges of the companies’ shares

-

the equity interest in Radius held by Gold Fields

2.0   INTRODUCTION AND TERMS OF REFERENCE

2.1   ENGAGEMENT TERMS

Glanville was retained by the Board of Directors of Radius to determine the fairness to the shareholders of Radius of the proposed Amalgamation of PilaGold and Radius. Under the terms of the engagement, Glanville will be paid a fee and will be reimbursed for his out-of-pocket expenses. The payment of the fee in connection with this engagement is not dependent upon the fairness opinion rendered. Glanville is an independent arm’s-length consultant who does not have a financial interest (nor does he expect to have any future interest), directly or indirectly, in Radius or PilaGold, nor does he expect any consideration other than the fee and expenses for the preparation of this report.

Glanville expresses no opinion, nor has he been requested to do so, as to the expected trading price of the combined company if the proposed transaction is completed. In addition, he has not been asked to provide a fairness opinion for PilaGold.

2.2   CREDENTIALS OF GLANVILLE

Ross Glanville & Associates Ltd. is a company specializing in valuations of mining and exploration companies and mineral exploration and development properties, as well as providing fairness opinions and litigation support (such as being an expert witness in court cases involving valuation disputes) related to financial and technical issues. The president, Ross Glanville, graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, Glanville became a member of the Certified General Accountants of B.C. (CGA). He is also a member of the Canadian Association of Mineral Valuators.

Glanville has provided a large number of fairness opinions (more than 200) for mergers, amalgamations, and acquisitions of public and private companies. These assignments were undertaken for investment dealers, regulatory bodies (including stock exchanges), banks, various government agencies, venture capital firms, forestry companies, mining and exploration companies, oil and gas companies, and others.

Glanville has valued more than five hundred mining and exploration companies and/or properties in Canada, the U.S.A., Australia, and Mexico, as well as over one hundred and fifty in many other areas of the world, including Africa, South America, Europe, and Asia. He has formed public companies (listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange) and has served on the Boards of Directors of three companies with producing mines. Glanville has also acted in more than 50 court cases and assessment appeal board hearings in Canada, the U.S.A., Australia, and the U.K. He has written several articles, and given many presentations, related to the valuation of exploration and mining companies. Some of these articles were published by the United Nations, the Society of Mining Engineers, and by various Canadian magazines and newspapers.

2.3   SCOPE OF REVIEW

In order to prepare this Fairness Opinion, Glanville carried out the following, among other things:

-

reviewed and analyzed geological, technical, and financial reports on the mineral properties, including the following:

i.

Technical Report, Tambor Gold Project, Republic of Guatemala, prepared by Chlumsky, Armbrust and Meyer, LLC, and dated January 7, 2004

ii.

Technical Report on the Central America Projects (Marimba and Holly/Banderas Joint Ventures in Guatemala, and the Kuikuinita and Mena Options in Nicaragua) by Gregory Smith, B.Sc., P.Geo., and dated October 20, 2003

iii.

Technical Report on the Nicaraguan Properties (Las Brisas, Paraska, Juigalpa, and others) by Gregory Smith, B.Sc., P.Geo., and dated December 8, 2003

-

reviewed option/joint venture agreements

-

read and analyzed the quarterly financial statements of PilaGold and Radius for the quarters ending December 31, 2003, and September 30, 2003

-

read the Radius annual report for the year ended December 31, 2002

-

read the PilaGold annual report for the year ended March 31, 2003

     -     met with directors, officers, and geologists of Radius and PilaGold

-

read a number of  marketing reports related to the supply/demand balance and price outlook for gold

-

read prior valuations that he completed on a number of projects that are at the same exploration stage as specific individual projects of Radius and PilaGold

-

read news releases of Radius and PilaGold for the past year

     -     reviewed a large number of transactions related to the purchase/sale of gold exploration and development projects

     -     reviewed joint venture and option terms on similar or comparable mineral projects

     -     obtained expenditures on Radius and PilaGold properties

-

determined market capitalizations of listed companies with similar or comparable portfolios of mineral exploration properties

     -     had conversations with legal counsel for Radius and PilaGold

-

had discussions with the auditors of Radius and PilaGold

-

obtained current working capital positions of each of PilaGold and Radius

-

reviewed the share trading histories (price and volume) of Radius and PilaGold

-

reviewed proposed exploration budgets for 2004

-

read the Annual Information Form of Radius, dated September 26, 2003

-

read the Annual Information Form of PilaGold, dated October 20, 2003

-

reviewed the Sedar filings of each of Radius and PilaGold

-

determined relative values per share

-

reviewed the websites of each of Radius and PilaGold

-

obtained the available income tax pools of each of the companies

     -    carried out such other reviews, calculations, analysis, research and investigations deemed appropriate

2.4   KEY ASSUMPTIONS AND LIMITATIONS

 In providing this Fairness Opinion, Glanville assumed and relied upon the accuracy and completeness of all technical, financial, and other information furnished to him by the companies, and their consultants and representatives. He has not undertaken any specific independent verification of such information (although data was reviewed to determine its “reasonableness”), nor has he undertaken any physical inspections or appraisals of the individual assets of the companies. However, Glanville has no reason to believe that the information provided to him is not accurate or complete, and has not been denied access to any information that he requested from the management of the companies.

Glanville decided upon the methodologies to be utilized in this Fairness Opinion, and did not request or receive suggestions as to the methodologies that might have been utilized by the management of the companies. The mineral exploration properties of Radius and PilaGold have not been visited for purposes of preparing this report. Instead, Glanville has relied upon independent reports, information from management, past expenditures, and results to date.

It should be noted that this report is a Fairness Opinion, not a technical report. As a result, Glanville has only provided summaries of the key geological information on each of the exploration properties of Radius and PilaGold.

Glanville reserves the right to amend or withdraw this Fairness Opinion in certain circumstances, including in the event that there occurs a material change in any of the facts or representations upon which Glanville relied, or in the event that Glanville reasonably concludes that the information provided or any representation he relied upon contains an untrue statement of material fact or omits to state a material fact that, in his reasonable opinion, would make this Fairness Opinion untrue or inaccurate in any material respect. However, Glanville disclaims any obligation to inform anyone of any such material changes that he becomes aware of.

3.0    PROPOSED AMALGAMATION

Radius and PilaGold have agreed, subject to the satisfaction of certain conditions, to amalgamate and continue as one company, Amalco, pursuant to the provisions of the British Columbia Companies Act (“BCCA”). The Amalgamation Agreement provides that the holders of Radius Shares shall receive one (1) Amalco Share for every one (1) Radius Share held, and PilaGold Shareholders shall receive one (1) Amalco Share for every two and one-quarter (2.25) PilaGold Shares held. Amalco is to be named Radius Gold Inc. (“Radius Gold”), and the Board of Directors would consist of a combination of the existing directors of Radius and PilaGold.

Upon the completion of the Amalgamation, shareholders of PilaGold would own a total of  10,284,452 shares of Radius Gold, representing 20.6% of the total 50,055,944 shares of Radius Gold that would then be outstanding. The cash position of Radius Gold would be over $20 million (based on the existing cash positions of Radius and PilaGold of about $13.4 million and $6.8 million, respectively6).

The proposed transaction is subject to a number of customary conditions, including the finalization of formal documentation, receipt by the boards of directors of both Radius and PilaGold of fairness opinions regarding the transaction, court approval, regulatory approval, and approval of the shareholders of both companies.

4.0   RADIUS EXPLORATIONS LTD.

4.1     OVERVIEW OF RADIUS

Radius is a natural resources company engaged in the investigation, acquisition, evaluation, and exploration of mineral properties in Central America. Its common shares are listed for trading on the TSX Venture Exchange (trading symbol “RDU”). As at the end of February 2004, there were almost 39.8 million shares issued (and almost 49 million fully diluted7), with the trading prices in 2004 (up to the time of the announcement of the proposed business combination) ranging from $1.22 to $1.60 per share. The major assets of Radius consist of its gold properties in Guatemala and Nicaragua and working capital (mostly cash); although it has other assets, including a TSX Venture Exchange Listing, income tax pools, and some capital assets. Additional cash would be generated upon the exercise of options and/or warrants.

4.2     MINERAL PROPERTIES IN GUATEMALA

In Guatemala, Radius owns 100% of the Tambor Gold Project8 (over 65,000 hectares), 100% of the 25,000 hectare Marimba Project (subject to PilaGold’s option to earn a 60% interest by spending Cdn$2.5 million over three years), 100% of the 24,000 hectare Holly/Banderas Project (subject to PilaGold’s option to earn a 60% interest by spending Cdn$4.0 million over three years), and 100% of other properties in Eastern Guatemala (applications covering an area of approximately 115,000 hectares). In Nicaragua, Radius owns 100% interests in a number of projects (including Brisas, Paraska, Juigalpa, and others), covering a total area of over 840,000 hectares9.

4.2.1    TAMBOR GOLD PROJECT

In December 2001, Radius granted Gold Fields Ltd. (“Gold Fields”) of South Africa the right to earn a 55% interest in the Tambor Project by spending US$5.0 million in exploration and development over a three-year period. In October 2003, after Gold Fields had spent about US$3.5 million on the project, Radius purchased all of Gold Fields’ interest by issuing 1.3 million of its common shares. As a result, Radius now owns 100% of the Tambor Gold Project, subject to the following royalties and/or payments with respect to certain portions of the Tambor Project:

-

a 2.5% net smelter return royalty (“NSR”), for which advance payments of

US$10,000 are required monthly, commencing December 2004, and a cash

Payment of US$160,000 due November 2004, and

-

a  4.0% NSR, and property expenditures totaling US$800,000 by May 2006 (of which all currently due expenditures have been made as of the date of this report)

The Tambor properties (located in south-central Guatemala) form part of a 25 kilometer long belt of gold mineralization located on the south side of the Motagua fault zone, a regional structure that forms part of the collision boundary between the Caribbean and North American tectonic plates. The Project hosts at least 13 gold-bearing mineral occurrences, spread over an area 14 kilometers by 6 kilometers. Nine of the mineralized zones (Sastre, Lupita, Chorro, Valery, Escondida, LTR, TBS, Bridge, and JNL) have been returned to the underlying owners. The key mineralized areas that have been retained include La Laguna, Guapinol, Poza del Coyote, and Cliff (which are all part of the Bella Vista area). Between 2000 and 2003, exploration consisted of sampling, target definition, and drilling in the most advanced areas. During the first phase of drill testing, a total of 30 reverse circulation and diamond drill holes were completed on three zones – Sastre, Bridge, and Lupita. Gold Fields then drilled several additional targets, including Laguna, JNL, Lupita, Lagartija, and TBS. The most recent drilling focused on the Poza del Coyote, Guapinol, and Cliff Zones. Since May of 2003, the joint venture completed 44 diamond drill holes (totaling just under 5,000 meters), testing the Guapinol South and Poza del Coyote zones – these two zones are located at the eastern end of a seven kilometer long gold-in-soil anomaly. Six kilometers to the west of Guapinol South, at the western extreme of the soil anomaly, the joint venture completed reverse circulation drilling at Laguna North in 2002. Drilling at Guapinol, Poza del Coyote, and Laguna North (which intersected gold-arsenopyrite-quartz bodies) was spaced close enough to allow a resource calculation, which was completed in January 2004. Chlumsky, Armbrust and Meyer LLC (“CAM”) calculated an indicated resource of 456,000 tonnes grading 3.940 g/t gold (contained ounces of 57,800) and an inferred resource of 2,547,000 tonnes grading 2.641 g/t gold (contained ounces of 216,200)10. However, it should be emphasized that the foregoing resource has been defined within a 700-meter strike length of a plus-fourteen kilometer linear gold-in-soil and rock anomaly. According to CAM, “There is considerably more strike length to the west on the Guapinol South-Cliff Zone trend that contains anomalous gold-in-soil and rock samples that has not had any drill testing. Also, there is a parallel zone of anomalous gold-in-soil and rock sampling (about one kilometer to the north) that has had no drilling. It is considered likely that the current resource could be doubled or tripled or even more with a concerted drilling program.” First pass metallurgical test work was conducted on material from the trenches at Laguna North, and the results indicate that the gold is free milling.

4.2.2    MARIMBA

In 2002, Radius acquired a 100% interest in the Marimba Project, and by an agreement dated May 23, 2002, granted Pillar (now called PilaGold) the option to earn a 60% interest. To exercise the option, PilaGold was required to pay Radius US$30,000 (paid) and incur a total of $2.5 million in exploration expenditures on the project over three years (to date, PilaGold has spent approximately $1.15 million on exploring Marimba). Once PilaGold has acquired the 60% interest, PilaGold will transfer that interest to a wholly-owned subsidiary, and Radius has the right to require PilaGold to purchase the remaining 40% of the Project held by Radius in consideration for a 40% interest in the PilaGold subsidiary.

The Marimba Project consists of about 25,000 hectares in eastern Guatemala. Exploration work has resulted in the identification of a gold-bearing epithermal alteration system extending over an area of 18 square kilometers, hosted within a dilation zone of the regional Jocotan fault system. Over 40 active and paleo hot spring systems have been mapped in the area. Gold-silver mineralization is related to rhyolite domes and associated epithermal and hot-springs style mineralized systems, and occurs in a variety of altered units, including silicified schists and jasperoidal (silica replaced) limestones.

Two phases of drilling have now been conducted at Cerro T and Lantiquin on the Marimba property  – 16 holes in March 2003, and another 14 holes in October 2003.

PilaGold’s first-phase drilling at Cerro T cut gold-bearing brecciated and silicified limestones over a 700 meter strike length. Grades ranged from 1.3 g/t gold over 22.9 meters to 2.6 g/t gold over 8.3 meters, and preliminary metallurgical tests indicated that the mineralization is readily amenable to heap leaching (bottle-roll tests on a 100 gram composite sample of drill core from four mineralized intercepts indicated greater than 95% recovery of gold in 24 hours in 1% cyanide solution). PilaGold’s first-phase drilling at Lantiquin returned intersections of +1 g/t gold (over widths of up to 10 meters) associated with quartz-carbonate stockworking in sheared greenstones. The drilling tested a 200 meter strike length, and indicated that gold grades may be increasing with depth.

In the second phase of drilling, three holes were completed on 2 sections at the Lantiquin prospect, and the remaining 11 holes were drilled on 6 sections at Cerro T. The second phase of drilling at Cerro T extended the gold mineralization 400 meters further to the east than was previously known, and confirmed that the mineralized breccias are semi-continuous across at least 1200 meters of strike length. Mineralization appears to split into 2 or 3 parallel narrow zones towards the east, where the structures are generally steeper, narrower, but also higher grade (with the best intercept of 8.12 g/t gold over 1.9 meters). At Lantiquin, the second phase of drilling demonstrated the continuity of the broad mineralized structures, but at lower grades of about 1 g/t gold (with the best intersection being 1.03 g/t gold over 5.7 meters – from 127.6 meters to 133.3 meters). Based on the foregoing, the potential for near surface bulk tonnage resources appears to be limited to an area of about 250 meters by 250 meters, but higher grade drill intercepts suggest good potential for mineralized feeder zones at depth, with several kilometers of strike potential.

4.2.3    HOLLY/BANDERAS

According to an agreement (dated March 28, 2003) between PilaGold and Radius, PilaGold was granted an option to earn a 60% interest in the Holly/Banderas Project. To exercise the option, PilaGold must make cash payments of $500,000 ($50,000 paid) and incur exploration expenditures of $4.0 million (about $550,000 has been incurred to date, including the cost of the drill program completed in March 2004) over a three year earn-in period. Once PilaGold has acquired the 60% interest, PilaGold will transfer that interest to a wholly-owned subsidiary, and Radius has the right to require PilaGold to purchase the remaining 40% of the Project held by Radius in consideration for a 40% interest in the PilaGold subsidiary.

The Holly/Banderas Property (consisting of about 24,000 hectares in eastern Guatemala) is host to several epithermal gold targets. Surface mapping and sampling on the property defined a series of sub-parallel north-south trending high grade gold-silver veins that are located along the trace of the Jocotan Fault Zone (which also “localizes” the gold mineralization at the Marimba Project that is located about twenty kilometers east of Holly/Banderas). Radius drilled seven core holes on the Property in 2002, with the best result being 6.0 meters grading 43.56 g/t gold and 1,617 g/t silver. Silicified breccias have been defined in broad trends traceable for up to 2.5 kilometers along strike, and a trenching program (August 2003) outlined the potential for high-grade epithermal veins associated with the breccias (at least five vein systems have been identified on the property to date). The best result from the eight new trenches was 6.95 g/t gold over 4.8 meters. One of these trenches, across the original M28 vein discovery, averaged 12 g/t gold and 269 g/t silver over 7 meters. On December 3, 2003, PilaGold and Radius announced the results from another diamond drill program (ten holes). The best intersection was 9.3 g/t gold over 3.6 meters (including 18.8 g/t gold  and 64 g/t silver over 1.5 meters).

Petrographic studies by the University of British Columbia on quartz vein samples from Banderas indicate that the outcropping veins represent a high level in the epithermal system, thus demonstrating good depth potential. Drilling supports this position, as the best drill result was obtained from the deepest intercept. In addition, the attitude of the west dipping M28 vein and the sub-vertical PH vein suggests that these veins should intersect at depth – this constitutes an important drill target, as the zone of intersection of one or more mineralized structures often hosts bonanza (high grade) shoots. As a result of the foregoing, a second stage drill program was completed at the Banderas Project in March 2004 to test the mineralized zone down dip and along strike. Core drilling consisted of 1,644 meters over 12 holes.

4.2.4    OTHER PROPERTIES

Radius has acquired an additional 145,000 hectares in Eastern Guatemala (these are applications). One concession (“El Sauce”) was applied for to cover prospective land between Glamis’ Cerro Blanco epithermal gold project and Radius’ Holly/Banderas gold projects currently optioned to PilaGold. Cerro Blanco is a hotspring related epithermal gold prospect, discovered by Mar-West, and subsequently acquired by Glamis. Glamis is currently conducting an advanced stage drilling program on the project, and has reportedly outlined a resource in excess of one million ounces of gold. The El Sauce concession covers part of the Ipalla Graben, south of the Montagua Fault zone, an area which is considered highly prospective for epithermal gold deposits. Exploration plans for the concession include regional prospecting and sampling, which are to be carried out in the second and third quarters of 2004.

4.3      MINERAL PROPERTIES IN NICARAGUA

Radius holds a land position (consisting of exploration licenses and applications 100% owned by Radius) of over 840,000 hectares in Nicaragua, covering a large number of properties. However, they have been considered as four groups of properties – Las Brisas, Paraska, Juigalpa, and Others. The Radius Projects in Nicaragua cover several precious metal showings related to various styles of mineralization, including volcanic domes and associated mesothermal to epithermal and hot-springs style mineralized systems. Gold mineralization occurs in a variety of altered units, including schists, and altered volcanics and sedimentary rocks. Alteration associated with the individual mineralized zones is often widespread, with broad sericite, silica, or carbonate-altered zones. The Nicaraguan Projects of Radius are located in mineralized belts that include several active exploration projects held by other companies, advanced precious metal properties, and operating gold mines. Radius exploration in Nicaragua (commencing in early 2003) has included remote sensing, prospecting, geochemical sampling, and trenching. In 2003, a total of 862 float and outcrop rock samples, 290 trench samples, 865 soils, and 224 stream sediments and pan concentrates have been collected and analysed11.

4.3.1    BRISAS

The Las Brisas project is located 100 kilometers west of the Bonanza mining camp in the “Golden Triangle” district of Northern Nicaragua, and includes the La Rowena, La Esperanza, Natividad, Natividad II, Geminis, El Milagro I, and El Milagro II applications. Exploration on the Las Brisas Project has outlined a north-south trending anomalous belt extending for greater than 40 kilometers, and ranging from one to five kilometers wide. Detailed exploration identified three principal zones, which are (from north to south) the Pavon Zone (including Pavon North and Pavon South), a central anomaly, and the southernmost La Patriota Zone. Detailed trenching completed on the Pavon North and Pavon South Zones outlined near-surface gold mineralization associated with silicification and brecciation within the host volcanics. Exploration at the Patriota Zone has outlined a second zone, located 20 kilometers to the south, defined by a series of anomalous to highly anomalous chip samples. Additional anomalous results, most notably as a series of samples located approximately half way between the two zones remain to be further defined (and work is ongoing).

On September 2, 2003, Radius announced the discovery of two veins (Pavon South and Pavon North) located within a 5 kilometer by 2.5 kilometer area. Seven reconnaissance hand-trenches have been dug across the veins – two at Pavon North and five at Pavon South. All intersected significant mineralization, including Pavon South intersections of 8.4 meters grading 21.7 g/t gold, 4.9 meters grading 9.3 g/t gold, 5.6 meters grading 9.3 g/t gold, and 3.6 meters grading 17.4 g/t gold (and two of the trenches did not test the full width of the vein – for example, the last sample in one of the trenches finished in mineralization that returned 0.5 meters grading 41.1 g/t gold); and Pavon North intersections of 8.0 meters grading 12.1 g/t gold and 2.0 meters grading 9.3 g/t gold. It should be noted that only 200 meters of strike length of the Pavon North have been trenched to date, but a single grab sample of quartz vein material which assayed 12.1 g/t gold was collected directly along strike approximately 800 meters southeast of trench TRN-B. Vein material returning 2 meters grading 5.5 g/t gold has also been chip sampled 200 meters to the northwest of Trench TRN-A, giving a total potential strike length to date of 1,000 meters.

On October 9, 2003, Radius announced the discovery of a new gold vein system (La Patriota). Reconnaissance chip sampling returned good grades, with some of the better results including 1.0 meters of 33.0 g/t gold, 1.0 meters of 81.4 g/t gold, 1.0 meters of 35.4 g/t gold, 2.0 meters of 32.5 g/t gold, 2.5 meters of 24.2 g/t gold, and 1.0 meters of 27.4 g/t gold. La Patriota is located about 25 kilometers south of the high grade Pavon quartz veins, and it appears to be related to the same north-south trending structural zone. Gold mineralization is hosted by tectonic breccia zones up to 5 meters wide, cutting tuffs and ignimbrites. Some artisanal workings are evident along strike, but there are no indications that large scale mining has ever taken place in the area of La Patriota.

On March 17, 2004, Radius announced that it has been granted three key mineral concessions (91,363 hectares) covering and surrounding the El Pavon discovery. As a result, substantial additional exploration work is planned at La Patriota and Pavon, including trenching, mapping, and drilling (expected to commence in the second quarter of 2004). In addition, reconnaissance prospecting will focus on the 25 kilometer “gap” between the Patriota and Pavon veins, an area which is regarded as highly prospective for additional epithermal gold discoveries.

4.3.2    PARASKA

The Paraska Project, located in north-central Nicaragua (and 20 kilometers east of the Las Brisas Project), is comprised of the Perdida, Barlovento, La Immaculada, and Concepcion applications. Exploration on the Paraska Project has defined an anomalous trend, ten kilometers long by one kilometer wide. A series of chip samples have tested numerous high grade gold-bearing quartz veins within the belt, and soil geochemistry has further defined the mineralization. Exploration work, including trenching, is ongoing.

Exploration initially consisted of remote sensing (including air photos, landsat images, and side looking radar), while follow-up ground work included prospecting, geological mapping, and sampling (including a total of 317 float and outcrop rock samples, 135 soils, and 76 stream sediments and pan concentrates collected and analysed). Initial prospecting and sampling results to date at the Paraska Zone are similar to those from the early stages of the work at Las Brisas. Sampling in a series of old adits has returned consistently anomalous gold values. Outcrop samples have returned 17 assays greater than 1.0 g/t gold, and an additional 41 samples contained greater than 100 ppb gold. Three samples returned greater than five grams of gold per tonne.

4.3.3    JUIGALPA

The Juigalpa Project, located in north-central Nicaragua, is comprised of the Casiopea and Escondida Licences, and the Santo Tomas application. Exploration on the Juigalpa Project was directed at re-defining existing anomalies generated by regional programs by government geologists in the 1980’s and 1990’s.  The Radius Juigalpa project covers portions of five of the 16 anomalies identified by the government geologists. A series of samples have returned highly anomalous gold results in at least three separate zones, and further testing is on-going. Samples collected by Radius during 2003 ranged in values between 3 ppb gold and 103.9 grams of gold per tonne, and averaged 4.57 grams of gold per tonne. A total of 23 samples returned values greater than 1 g/t gold, with eight samples returning values greater than 10 g/t gold, and four samples returning values greater than 30 g/t gold.

4.3.4    OTHER PROPERTIES

Exploration on the remaining Nicaraguan Projects of Radius is in the early stages. Regional work has identified several anomalous zones, and further testing is on-going. A total of 63 rock samples have been collected by Radius, and analysed as part of the on-going evaluation of the Other Radius Nicaragua Projects.

4.4    WORKING CAPITAL

The working capital of Radius as at the end of February 2004 was approximately $13.450 million, consisting of $13.382 million of cash and short-term deposits, advances and other receivables of $0.025 million, prepaid expenses and deposits of $0.103 million, and accounts payable and accrued liabilities of $0.069 million.

4.5    CASH FROM EXERCISE OF OPTIONS AND WARRANTS

The additional shares and resulting cash, based on the assumption of the exercise of all of the in-the-money options and warrants, are set out below:

      Options:       330,000 at $1.35    =     $445,500

                           117,000 at $0.65    =       $76,050

                             64,000 at $0.60    =       $38,400

                             54,000 at $0.68    =       $36,720

                           125,000 at $0.85    =     $106,250

                           180,000 at $1.00    =     $180,000

                           670,000 at $0.68    =     $455,600

                           170,000 at $0.90    =     $153,000

                           140,000 at $0.99    =     $138,600

                             30,000 at $0.95    =       $28,500

                           300,000 at $1.10    =     $330,000

                           250,000 at $1.30    =     $325,000

                           425,000 at $1.32    =     $561,000

                        2,855,000                      $2,874,620

      Warrants:   2,624,800 at $0.25   =     $656,200

4.6   TSX VENTURE EXCHANGE LISTING

The value of a TSX Venture Exchange listing has been estimated to be approximately $300,000. This is essentially the value of a “shell” company (one with no net assets or liabilities, except the listing), and represents the time, costs, and risks to obtain a listing on the Venture Exchange.

4.7    INCOME TAX POOLS

Radius has income tax pools that could be available to reduce any future taxable income. Although some classes of income tax pools are potentially more attractive than others (for example, some are only deductible against taxable capital gains, while others can be utilized on a declining balance basis at different rates), the income tax pools have been valued at approximately 5% of the available tax pools, or about $350,000.

4.8    SHARE TRADING HISTORY OF RADIUS

Glanville has reviewed the share trading history (volume and price) of Radius over the past year, but considered the recent trading to be more relevant. The trading prices in 2004 (up to the time of the announcement of the proposed business combination) ranged from $1.22 to $1.60 per share. The closing trading price of Radius immediately prior to the announcement of the proposed business combination on March 3, 2004, was $1.49 per share. The average daily volume in February was approximately 76,000 shares.

5.0    PILAGOLD INC.

5.1     OVERVIEW OF PILAGOLD

PilaGold is a natural resources company engaged in the investigation, acquisition, evaluation, and exploration of mineral properties in Central America. Its common shares are listed for trading on the TSX Venture Exchange (trading symbol “PRI”). As at the end of February 2004, there were approximately 23.1 million shares issued (and almost 29.4 million fully diluted12), with trading prices in 2004 (up to the time of the announcement of the proposed business combination) ranging from $0.60 to $1.12 per share. The major assets of PilaGold consist of its gold properties in Guatemala and Nicaragua and working capital (mostly cash); although it has other assets, including a TSX Venture Exchange Listing, income tax pools, and minor capital assets. Additional cash would be generated upon the exercise of options and/or warrants.

5.2     MINERAL PROPERTIES IN GUATEMALA

As stated in the section on Radius, PilaGold has an option to earn a 60% interest in Marimba by spending Cdn$2.5 million over three years), and an option to earn a 60% interest in Holly/Banderas by spending Cdn$4.0 million over three years (and making payments of $500,000). Since the Marimba and Holly/Banderas Projects have already been described in the section on Radius, Glanville has not reproduced the writeup in this section.

5.3     MINERAL PROPERTIES IN NICARAGUA

In Nicaragua, PilaGold has the option to earn a 70% in the Kuikuinita Project (41,300 hectares) by spending US$2.0 million over three years (and making cash payments), and the option to earn 70% interests in each of three projects (with a total area of about 71,000 hectares, and referred to as the Mena Option) by spending US$2.0 million over three years (and making cash payments) on each of the three projects.

5.3.1    KUIKUINITA

In late 2002, PilaGold was granted the right to earn a 70% interest in the Kuikuinita Project from local property owners through direct property exploration expenditures of US$2.0 million over a three-year period13 and cash payments of US$315,00014. After the earn-in, the optionors will have 45 days to decide whether or not to convert their then 30% participating interest to a 4.0% NSR. In the event that they convert to a 4% NSR, PilaGold will have the right to purchase up to 3.0% of the 4.0% NSR at a cost of US$1.0 million for each percentage point of the NSR purchased.

The Kuikuinita Property (located 35 kilometers southwest of the “Golden Triangle” district, in which there has been over 5 million ounces of historic gold production) covers a total of 41,300 hectares, and includes the granted Kiukuinita licence and two applications – Kuikuinita II and La Constena. Previous work on the property, which was conducted by Western Mining of Australia, included geological mapping, soil and rock geochemistry, and geophysics. This exploration work outlined several precious metal showings related to volcanic centers and associated epithermal, precious metal-bearing mineralized systems. No trenching or drilling on the Project was conducted at that time.

PilaGold has discovered gold mineralization in stockworks and disseminations hosted by quartz-sericite-pyrite altered volcanic tuffs and intrusive dykes. The mineralized “footprint” is 2.0 kilometers by 2.5 kilometers, and this area continues to expand as the trenching of gold-in-soil anomalies continues to uncover altered and gold mineralized rock. Early trench results from Lomas Los Indios, in the central part of the concession, included 33.3 meters grading 1.5 g/t gold, 25.6 meters grading 1.4 g/t gold, 7.3 meters of 7.3 g/t gold, and 6.8 meters of 2.8 g/t gold. Results released in early 2004 include 19.6 meters grading 1.3 g/t gold and 15.0 meters grading 1.1 g/t gold. Trenching of soil anomalies at San Antonio, 2 kilometers to the southwest of Lomas Los Indios, returned 4.5 meters grading 19.2 g/t gold, while trenching at Cerro Bijagual, 2.5 kilometers to the south, returned 1.45 meters grading 36.0 g/t gold.

The current interpretation is that the area of known mineralization is underlain by a large intrusive stock cutting a volcanic sequence. This body is responsible for the 5 x 5 kilometer area of alteration and associated gold mineralization. PilaGold is modeling a significant bulk tonnage gold target at Kuikuinita. Core drilling has commenced, with a first pass program of 3,000 meters planned.

5.3.2    MENA OPTION

On March 7, 2003, PilaGold announced that it signed an agreement (referred to as the Mena Option Agreement, or Mena Option) whereby PilaGold acquired an exclusive option to earn 70% interests in eight gold prospects in Nicaragua (Upon the acquisition of the Kuikuinita concession, PilaGold acquired a first right of refusal on these eight prospects). In order to earn its interest, PilaGold was required to incur exploration expenditures totaling US$2.0 million per concession15 and make cash payments of US$50,000 (paid) on signing the agreement; US$150,000 upon the transfer of the concessions to a holding company (paid); six months later, US$25,000 for each concession that PilaGold wishes to continue to hold, with a minimum payment of US$100,000 if PilaGold wishes to continue the option on a least one concession; and a final payment of US$250,000 per concession to earn the interest in the particular concession. After the earn-in, PilaGold must submit a report to the optionor on all results obtained, with plans for future exploration of the concession. The optionor will then have 90 days to decide whether or not to retain the then 30% working interest or to convert to a 4% NSR. If the 4% NSR is chosen, PilaGold has the right to purchase 2% of the 4% NSR for US$1,250,000 per percentage point, and will have a first right of refusal to purchase the remaining 2%. The mineral properties remaining in the Mena Option are geographically distributed in three areas within Nicaragua, and have therefore been grouped into three Projects – Columbus, San Ramon, and Kisilala.

Each of the Nicaraguan Projects under option covers favourable geology, with numerous known gold-bearing occurrences, many with a history of small-scale production. Several of the areas are also associated with broad zones of alluvial workings. Western Mining of Australia (“WMC”) explored the entire package between 1994 and 1997 and identified drill targets; although no drilling was conducted. Upon WMC withdrawing from gold exploration and mining, all of the detailed database reverted back to Mr. Mena, and have now been acquired by PilaGold.

COLUMBUS:   The Columbus Project is located 50 kilometers east-northeast of the Bonanza mining camp in the “Golden Triangle” district, and includes 14,000 hectares of licences and 31,800 hectares of applications. Copper-gold mineralization is hosted by a multiphase intrusive complex and associated volcanic rocks. Gold-only mineralization is hosted by tourmaline-quartz-specularite hydrothermal breccia bodies occupying north-northwest trending structures underlying a broad, open 2.5 kilometer by 1.5 kilometer copper soil anomaly. Trenching of gold anomalies along a north-south trending ridge exposed tourmaline breccia bodies which returned 13.8 meters grading 2.2 g/t gold and 12.1 meters grading 1.4 g/t gold. Geophysical surveys completed by WMC outlined chargeability anomalies coincident with the copper soil anomaly, and a circular resistivity anomaly coincident with the gold/tourmaline breccia bodies.

SAN RAMON:   The San Ramon Project is located in south-central Nicaragua, and includes 11,150 hectares of licences. Gold bearing quartz veins were mined between 1902 and 1950, with past-producers – La Leonesa and La Reina – having a strike length of about 1500 meters. The Rosamond vein may be a strike extension, giving a potential overall strike length on the veins of over two kilometers. The veins cut hydrothermally altered and silicified andesitic volcanic rocks. PilaGold sampled the La Leonesa vein (along section lines cross-cutting the vein) to test gold grades in the altered volcanic wall rocks over a 500 meter strike length. A total of 29 samples was collected, with individual samples ranging from 1.0 to 2.5 meters in width, and assays between 0.34 and 6.80 g/t gold (averaging 2.54 g/t gold). A continuous chip sample (11 samples in total) collected on one section returned a weighted average of 2.28 g/t gold over 18.5 meters (and open in both directions). At the Rosamond vein (1.5 kilometers southeast of Leonesa), sampling tested the gold potential in the hanging wall and footwall zones over 150 meters of strike length (the vein was mined over a strike length of 500 meters). Some of the better results include 4.5 meters grading 12.3 g/t gold, 1.5 meters grading 19.5 g/t gold, 1.9 meters grading 13.60 g/t gold, 6.0 meters grading 6.87 g/t gold, and 5.5 meters grading 7.4 g/t gold. The Mina Canton vein system, which was mined over a vertical extension of 150 meters along 350 meters of strike length, is located 500 meters to the northeast of the Rosamond vein. Recent sampling of the Canton vein returned high grades, including 2.3 meters grading 24.8 g/t gold, 1.0 meters grading 38.9 g/t gold, 1.4 meters grading 30.7 g/t gold, 1.2 meters grading 30.7 g/t gold, and 1.1 meters grading 23.0 g/t gold. The 11 wall rock samples returned a weighted average of 2.4 g/t gold. The foregoing results indicate than the unmined portions of the Canton vein are likely to be high grade, and that potentially economic gold grades continue into the vein wall rocks. The La Laguna vein is located 500 meters east of the eastern limits of the Leonesa vein, and may well be an extension. Quartz vein float and outcrop were sampled, and chip samples were taken from the altered volcanic rocks adjacent to the vein. Sample results ranged from 349 ppb to 1.6 g/t gold, with the majority of the samples grading greater than 1.0 g/t gold.

KISILALA:    The Kisilala Project is comprised of one concession (13,500 hectares of licences), located 75 kilometers east of the producing La Libertad gold deposit. Gold-quartz veins are hosted by andesitic volcanic rocks, and were mined on a small scale from 1902 to 1975. They lie within a broad east-west trending corridor of gold occurrences, and have similar host-rock geology, distribution, and orientation to that at La Libertad. Epithermal style gold mineralization, with multiple veins and alteration zones, occurs over an area of 15 square kilometers. Alteration zones extend away from the trace of the veins, and confirmation sampling by PilaGold corroborated the occurrence of high grade gold values on the property. Potential for a bulk mineable gold deposit could come from two sources – the mineralized envelopes around the multiple veins and from disseminated mineralization in the pyroclastic host rocks.

5.4     MINERAL PROPERTY IN THE DOMINICAN REPUBLIC

PilaGold has a 100% interest in the Camila epithermal gold prospect in the Dominican Republic. The property consists of 2 (pending) concessions totaling 19,165 hectares. Camila appears to be a high sulphidation epithermal gold system associated with a volcanic dome complex. Gold mineralization occurs in quartz-pyrite-clay altered hydrothermal breccias and dacite flow domes. This is a geological setting similar to the Pueblo Viejo gold mine, some 50 kilometers to the north. Work to date by PilaGold (costing about $120,000) has included reconnaissance mapping, and rock and soil sampling.

5.5     WORKING CAPITAL

The working capital of PilaGold as at the end of February 2004 was approximately $6.841 million, consisting of $6.609 million of cash and short-term deposits, advances and other receivables of $0.003 million, prepaid expenses and deposits of $0.298 million, and accounts payable and accrued liabilities of $0.069 million.

5.6     CASH FROM EXERCISE OF OPTIONS AND WARRANTS

The additional shares and resulting cash, based on the assumption of the exercise of all of the in-the-money options and warrants16, are set out below:

      Options:         330,000 at $0.44    =    $145,200

                            340,000 at $0.65     =    $221,000

                            150,000 at $0.61     =    $  91,500

                            820,000                         $457,700

      Warrants:   None are in-the-money

5.7   TSX VENTURE EXCHANGE LISTING

The value of a TSX Venture Exchange listing has been estimated to be approximately $300,000. This is essentially the value of a “shell” company (one with no net assets or liabilities except the listing), and represents the time, costs, and risks to obtain a listing on the Venture Exchange.

5.8   INCOME TAX POOLS

PilaGold has income tax pools that could be available to reduce any future taxable income. Although some classes of income tax pools are potentially more attractive than others (for example, some are only deductible against taxable capital gains, while others can be utilized on a declining balance basis at different rates), the income tax pools have been valued at approximately 5% of the available tax pools, or about $220,000.

5.9    SHARE TRADING HISTORY OF PILAGOLD

Glanville has reviewed the share trading history (volume and price) of PilaGold over the past year, but considered the recent trading to be more relevant. The trading prices in 2004 (up to the time of the announcement of the proposed business combination) ranged from $0.60 to $1.12 per share. The closing trading price of Radius immediately prior to the announcement of the proposed business combination on March 3, 2004, was $0.68 per share. The average daily volume in February was approximately 32,000 shares.

6.0    INDICATED RELATIVE VALUES OF PROPERTIES

Glanville has determined the indicated relative values of the mineral property interests of Radius and PilaGold, utilizing the adjusted market capitalization approach (and based on the closing prices of each of Radius and PilaGold immediately prior to the announcement of the proposed business combination). The calculations are set out below, first for Radius and then for PilaGold.

Radius:         Existing Shares (February 27, 2004):         =   39,771,492

                     Additional Shares (options/warrants17):     =     5,479,800

                     Diluted Shares:                                            =   45,251,292

                     Market Capitalization:  45,251,292 X $1.49   =     $67,424,000

                     Less: Cash from Options/Warrants:                          (3,531,000)

                               Working Capital:                                           (13,450,000)

                                Income Tax Pools:                                             (350,000)

                                TSX Venture Exchange Listing:                       (300,000)

                                Other Assets:                                                     (125,000)

                      Indicated Value of Mineral Properties:           =    $49,668,000

PilaGold:        Existing Shares (February 27, 2004):        =    23,140,016

                       Additional Shares (options/warrants18):    =         820,000

                       Diluted Shares:                                           =    23,960,016

                        Market Capitalization:    23,960,016 X $0.68  =   $16,293,000

                        Less:  Cash from options/warrants:                             (458,000)

                                  Working Capital:                                            (6,841,000)

                                  Income Tax Pools:                                             (220,000)

                                  TSX Venture Exchange Listing:                       (300,000)

                                  Other Assets:                                                       (23,000)

                         Indicated Value of Mineral Properties:                   $8,451,000

Based on the foregoing, the indicated value of the mineral property interests of Radius is approximately 5.9 times the mineral property interests of PilaGold ($49.67 million divided by $8.45 million). That ratio appears reasonable when one considers a variety of factors, including the following:

-

the only property with a substantial gold resource is the Tambor property, which is 100% owned by Radius

-

Radius owns 100% of the Marimba Project, subject to a 60% earn-in option by

PilaGold. However, PilaGold has only spent about $1.15 million of the required $2.5 million to earn the interest

-

Radius owns 100% of the Holly/Banderas Project, subject to a 60% earn-in option by PilaGold. However, PilaGold has only spent about $550,000 of the required $4.0 million to earn the interest.

-

Radius has significant additional property positions (applications) in Guatemala,

while PilaGold only has the options to earn interests in Marimba and Holly/Banderas

-

Radius has about 7.5 times the property area than does PilaGold in Nicaragua; but, more importantly, Radius owns 100% interests in its properties, while PilaGold must make substantial payments (about US$300,000 per property) and incur significant exploration expenditures (US$2.0 million) on each of its properties to earn 70% interests. Since PilaGold has spent only a fraction of the required US$2.0 million (about Cdn$2.7 million) on each of the properties19, its net beneficial interests would be considerably less than 50%

-

Radius has spent significantly more on exploration in Central America than has

PilaGold.

-

Gold Fields spent about US$3.25 million on the Tambor Project prior to Radius’

           acquisition of Gold Fields’ interest for 1.3 million shares of Radius (Gold Fields was required to spend US$5.0 million on exploration to earn a 55% interest, so it had not earned any interest at the time of acquisition by Radius).

     -    PilaGold’s exploration properties are at a relatively early stage of exploration

7.0    RELATIVE VALUES PER SHARE

The closing share trading prices of Radius and PilaGold on February 27, 2004 (the last trades prior to the announcement of the proposed amalgamation on March 3, 200420) were $1.49 and $0.68 per share, respectively, indicating a share exchange ratio of about 2.2 shares of PilaGold and 1.0 share of Radius for each 1.0 share of Radius Gold. In addition to the relative closing share prices, Glanville considered a number of other factors related to the relative values of the mineral properties, as set out in the prior section of this report.

8.0   DEFINITION OF FAIRNESS

For purposes of this Fairness Opinion, the proposed transaction would be fair to the shareholders of Radius (from a financial point of view) if the financial value of the rights and interests attributable to Radius shareholders after the proposed transaction is completed is not less than the financial value of their interests as shareholders prior to the proposed transaction. In other words, the proposed transaction should not result in a decrease in the financial value to the shareholders of Radius.

9.0   FAIRNESS CONSIDERATIONS

In addition to the relative values, Glanville considered a number of other factors, some of which are summarized below:

-

the advantages of consolidation of the landholdings of Radius and PilaGold in Guatemala and Nicaragua

     -    the ownership dilution implications of the transaction

-

the number and exercise prices of the options and warrants of each of the companies

     -    the technical and financial expertise of the proposed management and board of directors of the combined company

     -    the size and financial strength of the combined company

     -    the elimination of the overhead (including legal, accounting, office expenses, and administrative and management fees) required for managing two separate companies

-    the elimination of the duplication of stock exchange filings

     -    the removal of some of the potential conflicts of interest related to officers and/or directors of Radius and PilaGold

     -    the expected increased liquidity for the shareholders of Radius and PilaGold

-

the recent volumes and trading ranges of the companies’ shares

-

the equity interest in Radius held by Gold Fields

10.0   FAIRNESS OPINION

As a result of the foregoing analysis and the difficulty in determining precise values of exploration projects, it is Glanville’s opinion that the proposed terms of Amalgamation21 are fair and reasonable, from a financial point of view, to the shareholders of Radius. However, Glanville expresses no opinion as to the expected trading price of the shares of Radius Gold if the proposed transaction is completed. Moreover, this Fairness Opinion does not constitute a recommendation to buy or sell the shares of Radius or PilaGold.

This fairness opinion may be relied upon by the Board of Directors, regulatory authorities, and shareholders of Radius, but may not be used or relied upon by any other person without express prior written consent. However, Glanville consents to the duplication and inclusion of this Fairness Opinion in a Prospectus or Information Circular.

11.0    CERTIFICATE OF ROSS GLANVILLE

I, Ross Glanville, of 7513 Pandora Drive, Burnaby, British Columbia, Canada, hereby certify that:

1.  I graduated with a B.A.Sc. Degree (Mining Engineering) from the University of British

     Columbia in 1970.

2.  I obtained a Masters Degree in Business Administration (MBA) from the University of British

     Columbia in 1974.

3.  I am a registered member of the Association of Professional Engineers of British Columbia,

     and have been since 1972.

4.  I became a member of the Certified General Accountants Association of B.C. in 1980.

5.  I am a member of the Canadian Association of Mineral Valuators.

6.  I am the president of Ross Glanville & Associates Ltd., a company specializing in the valuations of companies and mineral properties, and the provision of fairness opinions.

7.  I have been practicing my profession since 1970, and have valued companies in over fifty countries.

8.  I was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers

     Ltd. (now Fluor Daniel Wright), an international engineering and consulting company. Prior to that, I was an engineer and project manager with Placer Dome Ltd., and a mining and investment analyst with two major investment and holding companies.

9.  I have not reviewed the title to the mineral properties, since this is best done by legal

  counsel.In addition, I have not visited the mineral properties, but instead have relied on technical reports on the property.

10. The attached Fairness Opinion has been prepared for Radius, and is based partly on information provided to Glanville. Although it is believed that the information received is reliable under the conditions and subject to the limitations contained herein, and while information has been checked as to its reasonableness, Ross Glanville & Associates Ltd.

      cannot guarantee the accuracy thereof.

11.  I have no interest, nor do I expect to receive any interest, either directly or indirectly, in

       Radius, PilaGold, or associate companies.

12 . I herewith grant my permission for Radius to use this report for whatever purposes it deems appropriate, subject to the disclosures set out in this Certificate and this Valuation

Signed in Vancouver, British Columbia, on March 23, 2004

Ross Glanville, B.A.Sc., P.Eng., MBA, CAMV

Footnotes

1 But only about 45.3 million diluted by just the in-the-money options and warrants

2 But only about 24.0 million diluted by just the in-the-money options and warrants

3 This is the only project of either Radius or PilaGold that has a resource, which was calculated by Chlumsky, Armbrust and Meyer, LLC (“CAM”) (see Technical Report, Tambor Gold Project, Republic of Guatemala, dated January 7, 2004) to contain an indicated resource of 456,000 tonnes grading 3.94 g/t (contained gold of 57,800 ounces) and an inferred resource of 2,547,000 tonnes grading 2.64 g/t (contained gold of 216,200 ounces). The definitions of the indicated and inferred resources, as used by CAM, conform to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) guidelines as defined in CIM Standards on the Mineral Resources and Reserves Definitions and Guidelines, dated August 20, 2000.

4 A trading halt was in effect for all of March 1 and March 2, 2004

5 Cdn$587,000 has been spent on Kuikuinita, Cdn$239,000 on Columbus, Cdn$154,000 on San Ramon, and Cdn$135,000 on Kisilala

6 However, these cash positions would be reduced prior to the completion of the proposed business combination (unless additional financings were to be completed or options/warrants were to be exercised) due to ongoing exploration.

7 But only about 45.3 million diluted by just the in-the-money options and warrants

8 This is the only project of either Radius or PilaGold that has a resource, which was calculated by Chlumsky, Armbrust and Meyer, LLC (“CAM”) (see Technical Report, Tambor Gold Project, Republic of Guatemala, dated January 7, 2004) to contain an indicated resource of 456,000 tonnes grading 3.94 g/t (contained gold of 57,800 ounces) and an inferred resource of 2,547,000 tonnes grading 2.64 g/t (contained gold of 216,200 ounces). The definitions of the indicated and inferred resources, as used by CAM, conform to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) guidelines as defined in CIM Standards on the Mineral Resources and Reserves Definitions and Guidelines, dated August 20, 2000.

9 According to an agreement dated July 8, 2003, Gold Fields was granted a right of first offer with respect to property interests held by Radius in Guatemala and Nicaragua. It is not clear whether or not that right of first offer is still valid until July 8, 2005 (and even whether or not the right of first offer would apply to the PilaGold properties upon the completion of the proposed Amalgamation), since Radius acquired all of Gold Fields’ interest in Tambor. However, even if the right of first offer is still valid, Glanville is of the opinion that it would not have a material effect on the relative values of Radius and PilaGold.

10 A cutoff grade of 0.3 grams of gold per tonne was utilized for the resource calculations.

11 According to an agreement dated July 8, 2003, Gold Fields was granted a right of first offer with respect to property interests held by Radius in Guatemala and Nicaragua. It is not clear whether or not that right of first offer is still valid until July 8, 2005 (and even whether or not the right of first offer would apply to the PilaGold properties upon the completion of the proposed Amalgamation), since Radius acquired all of Gold Fields’ interest in Tambor. However, even if the right of first offer is still valid, Glanville is of the opinion that it would not have a material effect on the relative values of Radius and PilaGold.

12 But only about 24.0 million diluted by just the in-the-money options and warrants

13 US$200,000 in the first year (incurred), US$700,000 in the second year, and US$1,100,000 in the third year. To date, PilaGold has spent a total of $781,000 (about US$550,000) on this project.

14 US$15,000 on signing (paid), US$15,000 upon the transfer of the Kuikuinita concessions to a holding company (paid), US$40,000 six months later (paid), and a final payment of US$250,000 when the option is exercised.

15 Consisting of a minimum of US$300,000 in the first year, an additional US$700,000 in the second year, and a further US$1.0 million in the third year. To date, PilaGold has spent a total of US$400,000 its three properties remaining as part of the Mena properties (about US$185,000 on Columbus, US$125,000 on San Ramon, and US$100,000 on Kisilala).

16 These were the in-the-money options and warrants based on the last trade of $0.68 per share immediately prior to the announcement of the proposed business combination.

17 These are only the in-the-money options and warrants.

18 These are only the in-the-money options and warrants.

19 Cdn$587,000 has been spent on Kuikuinita, Cdn$239,000 on Columbus, Cdn$154,000 on San Ramon, and Cdn$135,000 on Kisilala

20 A trading halt was in effect for all of March 1 and March 2, 2004

21 The Amalgamation is to be completed pursuant to an amalgamation agreement. Under the terms of the Amalgamation, a Radius shareholder would receive one common share of a new company (“Newco”) for each one share of Radius held, and a PilaGold shareholder would receive 0.4444 shares of Newco (1.000 divided by 2.250) for each one share of PilaGold. Newco is to be named Radius Gold, and the Board of Directors would consist of a combination of the existing directors of Radius and PilaGold.